January 10, 2020

VIA E-MAIL

John DelPrete
Natixis Distribution, L.P.
888 Boylston Street
Boston, Massachusetts 02199

Re:    Natixis ETF Trust II
       File Nos. 333-235466; 811-23500

Dear Mr. DelPrete:

       On December 12, 2019, Natixis ETF Trust II (the "Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") and the Investment
Company Act of 1940 (the "1940 Act") to offer shares of "Natixis ___ ETF" (the "Fund"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement.

General

1. We note that portions of the filing, including the Fund's financial statements and
       Subadviser information, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. The staff is aware that Natixis Advisors, L.P., et al., filed an application and subsequent amendments seeking exemptive relief from certain provisions of the 1940 Act (the
       "Application"). The Commission issued an order granting certain exemptive relief on
       December 10, 2019 (the "Order"). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions contained in the Application.

Cover Page

3. The Application states the Fund will include a Legend describing how the Fund will operate differently from a traditional ETF. Revise the cover page to make the Legend more prominent. For example, consider indenting the Legend in a manner that offsets it
 John DelPrete
January 10, 2020
Page 2


       from the rest of the text and using a larger font size. Consider other methods to better highlight the Legend.

4. Revise the Legend to include specific cross-references to related principal risks of the
       Fund by name, such as "Proxy Portfolio Structure Risk," "Predatory Trading Practices
       Risk," "Premium/Discount Risk," and "Trading Issues Risk."

Prospectus

Fee Table

5. In Footnote 1 to the Fee Table, please provide more specific terms of recoupment.
       Specifically, please revise the recoupment language to reflect that the Adviser may be able to recover the waived fees and/or expenses if repayment does not exceed both (1) the expense ratio in place at the time such amounts were waived and (2) its current net expense ratio. Moreover, revise to clearly state that the recoupment period must be limited to one year from the time expenses were waived or incurred.

Prospectus Summary   Principal Investment Strategies (pages 1-2)

6. In the first sentence, please clarify that the Fund will primarily invest in common stocks of "exchange-traded" U.S. companies.

7. In the second sentence, please define "larger capitalization companies" with greater specificity. Please provide a capitalization range or reference point, such as an index, for what the Fund considers "larger capitalization" in the Item 9 strategy.

8. The Order is conditioned on the Fund's investments being limited to securities listed or traded on a national securities exchange registered with the Securities and Exchange
       Commission or common stock listed on a foreign exchange that trade contemporaneously with the Fund's shares. If the Fund will invest principally in common stocks that trade on a foreign exchange comtemporaneously with Fund shares, revise the principal investment strategies to discuss this condition.

9. In the last paragraph, please state that the Fund is actively-managed and does not intend to track an index.

10. In the last paragraph, please specifically state that the Fund will not disclose the daily holdings of the Actual Portfolio.

11. Consider revising the language of the last paragraph to more closely align with the plain
       English description of the difference between this Fund and a traditional ETF found in the "Proxy Portfolio Methodology" section on page 8.
 John DelPrete
January 10, 2020
Page 3


12. Consider revising the "ETF Structure" title of the last paragraph to "Non-Transparent
       ETF with Proxy Portfolio Structure" to specficially reference what is unique about this
       Fund's structure.

13. In the last sentence of the last paragraph, please delete the language "[...] and may disadvantage the Fund."

Prospectus Summary   Principal Investment Risks (pages 2-3)

14. Please consider whether a Large Capitalization Company Risk is appropriate for this
       Fund.

15. Please consider reorganizing the principal risks related to the Fund's Proxy Portfolio structure so that these risks appear together under one main risk grouped together with related sub-risks. For example, please consider including "Proxy Portfolio Structure
       Risk" as a main risk with the following risks as related sub-risks:
"Premium/Discount
       Risk"; "Trading Issues Risk"; "Authorized Participant Concentration Risk"; and
       "Predatory Trading Practices Risk."

16. Consider reorganizing the Fund's principal risks so that the Fund's "Proxy Portfolio
       Structure Risk" appears first.

17. Please revise the "Proxy Portfolio Structure Risk" to address the following issues, as well as any other discrepancies:

       a. Please more specifically state that the Fund will not disclose the daily holdings of the
          Actual Portfolio.

       b. Please consider including risk disclosure explaining that the Proxy Portfolio methodology is novel and not yet proven as an effective arbitrage mechanism.

       c. Please note where appropriate that the Fund will incur expenses to operate the Proxy
          Portfolio.

       d. Please explain that the effectivenss of the Proxy Portfolio as an arbitrage mechanism is contingent upon, among other things, the Fund's Factor Model analysis creating a
          Proxy Portfolio that "performs in a manner substantially identical to the performance of [the Fund's] Actual Portfolio."

       e. Revise the last sentence of this risk to note that if the Proxy Portfolio methodology does not result in effective arbitrage the Fund may exhibit wider premiums/discounts, bid-ask spreads and tracking error, per the Application on page 17. Additionally, please discuss here, or where appropriate, that at certain thresholds for such
 John DelPrete
January 10, 2020
Page 4


          premiums/discounts, spreads and tracking error, the Fund's board will discuss and determine what, if anything, should be done to address such issues.

       f. Please add a "Tracking Error" subrisk that discusses the Fund's Proxy Overlap and the Fund's potential for Tracking Error, as described on page 11 of the Application.
          Please also disclose that the Fund does not require a minimum Proxy Overlap with its
          Actual Portfolio.

18. With regard to the "Focused Investment Risk," please supplementally clarify whether the
       Fund intends to focus in any particular industries at launch. If the Fund can identify any such industries, please disclose those industries and include related principal risks, as appropriate. Please also consider moving this risk to a later location in the principal risks section.

19. The "Premium/Discount Risk" should be revised to more closely track the language of the Application on page 12. Specifically, revise the fourth sentence to state that "[...]
       publication of the Proxy Portfolio is not the same level of transparency as the publication of the full portfolio by a fully transparent active ETF, and could cause the Fund's shares to have wider spreads and larger premiums/discounts than fully transparent active ETFs using the same investment strategies."

20. In the third sentence of the "Premium/Discount Risk," please replace "Authorized
       Participants and other market participants" with "investors" consistent with page 16 of the Application.

21. In the "Authorized Participant Concentration" risk, or in a separate risk factor, disclose that the Fund is offering a novel and unique structure, which may affect the number of entities willing to act as Authorized Participants, and that this risk may be exacerbated during times of market stress. Please also discuss the potential consequences to the Fund and its investors if this risk is realized.

22. In the "Predatory Trading Practices Risk," please revise the first sentence to more closely track the langage of the Application on page 17. Specifically, please revise the phrase
       "the Fund seeks to protect its portfolio holdings information" to language more aligned with the Application which states "the Fund seeks to benefit from keeping its portfolio information secret [...]."

23. In the "Trading Issues Risk," revise and expand the risk factor in the following ways to discuss specifically how trading halts affect the Fund given its non-transparent structure:

       a. Add disclosure to state that if 10% or more of the Fund's Actual Portfolio does not have readily available market quotations, the Fund will promptly request the exchange halt trading in the Fund's shares, as discussed in footnote 36 of the
 John DelPrete
January 10, 2020
Page 5


          Application. Also state that trading halts may have a greater impact on this Fund compared to other ETFs due to its lack of transparency.

       b. As stated on page 18 of the Application, please disclose that "[i]f the trading of a security held in a Fund's Actual Portfolio is halted or otherwise does not have readily available market quotations and the Adviser believes that the lack of any such readily available market quotations may affect the reliability of the Proxy Portfolio as an arbitrage vehicle or otherwise determines it is in the best interest of the Fund, the
          Adviser promptly will disclose on the Fund's website the identity and weighting of such security for so long as such security's trading is halted or otherwise does not have readily available market quotations and remains in the Actual Portfolio."

       c. In the last sentence, please add the phrase "especially during periods of market disruption or volatility" consistent with the language of the Application on pages 16 to 17.

Prospectus   More About Goals and Strategies (page 5)

24. The Fund's Item 9 disclosure of its principal strategies is identical to the disclosure included in response to Item 4. However, the disclosure in response to
Item 4 is intended
       to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A
       Item 4 and Item 9; see also IM Guidance Update 2014-08. Please revise to more fully disclose the Fund's principal investment strategies in response to Item 9(b), including how the investment adviser chooses which securities to buy and sell.

25. In this section's Princial Investment Strategies, include a brief discussion of the Fund's
       Proxy Portfolio methodology. Moreover, when describing the Fund's Proxy Portfolio methodology, please disclose that the Fund does not require a minimum Proxy Overlap with its Actual Portfolio.

Prospectus   Differences Between Investing in an ETF and a Mutual Fund (page 8)

26. Please revise the language regarding the Fund's "Exchange Listings" to more closely track the language of the Application on page 13. Specifically, please revise the language to state that "[s]hares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities and ETFs."

27. In the third sentence of the paragraph captioned "Exchange Listings," please revise to state "[c]ertain information, including an updated Proxy
Portfolio[...]."

28.    In the last sentence of the paragraph captioned "In-Kind Redemptions
Potential
       Benefits and Limitations," please address the result of differences between the Proxy
       Portfolio and the Actual Portfolio on potential gains realized by the Fund.
 John DelPrete
January 10, 2020
Page 6


Prospectus   Differences Between a Traditional ETF and a Non-Transparent ETF
(pages 8-9)

29. Please consider moving this section so that it is located above the Differences Between
       Investing in an ETF and a Mutual Fund section. A discussion of the methodology is more essential to understand the unique and novel structure of this product.

30. The "Proxy Portfolio" section should be revised to more closely track the language of the
       Application on page 10. Please address the following issues, as well as any other discrepancies:

       a. Please include a full description of the "Model Universe."

       b. Please disclose that the Proxy Portfiolio will be rebalanced daily.

       c. The last sentence of the section states that "the Proxy Portfolio and the Fund's Actual
          Portfolio may not include indentical securities." Please revise this sentence to clarify that, while the Proxy Portfolio and the Actual Portfolio will likely hold some or many of the same securities, their overall holdings will not be identical.

31. In the section captioned "Proxy Portfolio Disclosures," please make the following revisions:

       a. In the first paragraph, please revise the third sentence to more closely track the definition of Proxy Overlap from footnote 8 of the Application or remove this reference since the definition is also included in the bulleted definitions that follow.

       b. In the last sentence of the first paragraph, please revise to track the language of new
          Rule 6c-11(c)(v) (i.e., the median bid-ask spread over the most recent thirty calendar days). Additionally, please note in this paragraph the other premium/discount information the Fund is required to disclose on its website per Rule 6c-11 and
          Condition A(2) of the Application (e.g., table and line graph).

Prospectus   More Information About the Fund's Strategies (page 9)

32. In the paragraph titled "Temporary Defensive Measures," please revise to more closely track the definition of cash equivalents included at footnote 17 of the Application.

Prospectus   Shareholder Information (page 12)

33. In the second paragraph of the section captioned "Buying and Selling Shares," please revise the second to last sentence to note the potential for wider spreads given the non-
       transparent structure of the Fund, especially during periods of market stress or volatility.
 John DelPrete
January 10, 2020
Page 7


Prospectus   Share Prices (page 13)

34. In the section titled "Share Prices," discuss the possibility that the Fund will trade with a larger premium/discount because of its non-transparent structure, and that this risk may increase during times of market stresss or volatility.

Prospectus   Net Asset Value (page 14)

35. Please remove the last paragraph of this section as is it not relevant to this Fund given its
       Permissible Investments with respect to foreign securities.

Prospectus   Creations and Redemptions (pages 14-15)

36. Discuss in this section the Proxy Portfolio metholodogy and how it will impact the
       Fund's creation and redemptions process. In particular, please include the following language from page 13 of the Application, which states, "[t]he names and quantities of the instruments that will constitute the Deposit Instruments and the Redemption
       Instruments for a Fund (collectively, the "Creation Basket") will be the same as the
       Fund's Proxy Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis [...]."

Statement of Additional Information

37. Generally, revise the Statement of Additional Information to reflect that the Fund may only invest in Permissible Investments, and describe those instruments accordingly.
       Remove reference to any securities that are not Permissilbe Investments.

Investment Restrictions (page 3)

38. Revise the Fund's fundamental and non-fundamental policies, as appropriate, to ensure the disclosure represents the Fund's specific investment limitations. For example, the
       Fund may not borrow for investment purposes or engage in short sales.

Exchange Listing and Trading (page 6)

39. Please ensure the language in the third paragraph of this section is consistent with the
       NYSE Arca's Form 19b-4 filing once finalized.

Proxy Portfolio Methodology (page 7)

40. In the first sentence of the second paragraph, please add the term "Portfolio" following the terms "Fund's Actual."
 John DelPrete
January 10, 2020
Page 8


Exchange-Traded Equity Securities (page 11)

41. Please reconcile the first sentence of the first paragraph with the Fund's Permissible
       Investments as described on page 8 of the Application. Specifically, remove the reference to investements in warrants and securities convertible into common or preferred stocks as they are not among the Fund's Permissible Investments. Similarly, reconcile the language included in the first sentence of the second paragraph with the Application's description of Permissible Investments. Specifically, remove the reference to "securities exercisable for, or convertible into, common or preferred stocks, such as warrants, convertible debt securities and convertible preferred stock" as these are not Permissible
       Investments.

Exchange-Traded Corporate Reorganizations (page 12)

42. In the first sentence, please specify the types of securities in which the Fund intends to invest.

Foreign Currency Transactions (page 16)

43. In the first sentence of the first paragraph, please specify the types of foreign currency transactions the Fund may engage in for hedging and investment purposes.

Exchange-Traded Derivative Instruments (page 18)

44. In the first sentence of the first paragraph, please specify the derivative instruments the
       Fund plans to invest in other than futures. Please tailor this section to the Fund's
       Permissible Investments and ensure related disclosure is consistent throughout the
       Statement of Additional Information.

Asset-Segregation and Coverage (page 19)

45. Please confirm this is relevant to this Fund given its Permissible Investments or remove.

Certain Additional Risks of Derivative Instruments (page 22)

46.    Please revise this section to conform with the Fund's Permissible
Investments.

Additional Risk Factors In Cleared Derivatives Transactions (page 25)

47. Please remove references to swaps, which are not Permissible Investments for the Fund.

Initial Public Offerings ("IPO") (page 26)

48. Please remove this section. IPO securities are not Permissible Investments for the Fund.
 John DelPrete
January 10, 2020
Page 9


Privatizations (page 27)

49. Please remove this section. Privatizations are not Permissible Investments for the Fund.

Code of Ethics (page 40)

50. Please consider adding disclosure here addressing the last sentence of footnote 13 of the
       Application regarding the Fund's Code of Ethics and Inside Information Policy.

Information About the Organization and Ownership of the Adviser and Subadviser of the Fund
(page 41)

51.    Please specify the subadvisory fee as a separate figure in this section.

Creations and Redemptions (page 48-55)

52. Confirm that the Creation and Redemption policy, and the relevant disclosure in this section, reflect the fact that the Deposit Instruments of the Fund will be the same as the
       Proxy Portfolio, as explained on page 13 of the Application.

53. In the fourth paragraph on page 49, please explain the language "[...] as rebalancing adjustments are effected from time to time by the Subadviser with a view to the investment objective of the Fund." Given that the Proxy Portfolio is rebalanced daily, please remove this language or explain why such additional adjustments would be necessary.

Net Asset Value (pages 56-58)

54. Please remove the last paragraph of this section as is it not relevant to this Fund given its
       Permissible Investments with respect to foreign securities.

Part C: Other Information

Item 28: Exhibits

55. Confirm that the Code of Ethics to be filed by amendment addresses the last sentence of footnote 13 in the application.

Item 15. Financial Statements and Exhibits

56.    Please file the finalized exhibits once they are available.

                                             *   *   *
 John DelPrete
January 10, 2020
Page 10


         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-7565.



Sincerely,

                                                                     /s/ Elena
S. Stojic

                                                                        Elena
S. Stojic

Attorney-Adviser

cc:    Marianne Dobelbower, Branch Chief
       Christian Sandoe, Assistant Director